Exhibit 12.1

Autoliv, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
(Dollars in millions)	2008	2009	2010	2011	2012
Fixed charges

Interest expense	$72.9	$68.2	$66.6	$68.2	$41.7
Interest portion of rental expense (1)	10.2	9.3	9.7	12.0	11.7

Total	$83.1	$77.5	$76.3	$80.2	$53.4

Earnings

Income before income taxes	$248.7	$5.5	$805.5	$828.3	$668.6
Earnings in Affiliates	–3.9	–3.8	–5.5	–6.8	–8.1
Fixed charges +	83.1	77.5	76.3	80.2	53.4
Cash from Affiliates +	2.2	9.2	9.2	6.4	4.8

Total	$330.1	$88.4	$885.5	$908.1	$718.7

Ratios of Earnings to Fixed Charges	4x	1x	12x	11x	13x

(1)	One-third of all rental expense is deemed to be interest.

For the purpose of computing these ratios, (i) “earnings” consists of the sum of pre-tax income from continuing operations before adjustment for non-controlling interests in our consolidated subsidiaries or income or loss from equity investees; fixed charges; amortization of capitalized interest; and distributed income of equity investees; and (ii) “fixed charges” consists of the sum of interest expense (which includes amortization of premiums, discounts, and capitalized expenses related to debt issue costs, when applicable); capitalized interest; and one-third of rental expense which we believe to be a reasonable estimate of an interest factor in our leases.